Dreyfus BASIC U.S. Mortgage Securities Fund

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC U.S. Mortgage Securities Fund covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager for the fund during its recently completed fiscal year.

Despite a moderately growing economy and rising interest rates over the second half of the year, the yield of the benchmark 10-year U.S. Treasury bond ended 2004 virtually unchanged from where it began. At the same time, corporate bonds generally continued to gain value as business conditions improved, and mortgage-backed securities benefited from waning prepayment activity among homeowners.

Can bonds continue to deliver positive results in 2005? No one knows for certain. However, with short-term interest rates rising and the economy gaining momentum, we believe that some areas of the fixed-income market are likely to be stronger than others. What's required for success, in our view, is strong fundamental research and keen professional judgment.

As always, we urge our shareholders to view the financial markets from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
February 1, 2005



DISCUSSION OF FUND PERFORMANCE

How did Dreyfus BASIC U.S. Mortgage Securities Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the fund achieved a total return of 2.81% and provided aggregate income dividends of approximately $0.7093.[1] In comparison, the fund's benchmark, the Lehman Brothers GNMA Index (the "Index"), achieved a total return of 4.35%.[2]

Despite rising interest rates, mortgage-backed securities generally produced positive total returns in 2004. The mortgage-related market was positively influenced by strong demand from foreign investors and a decline in prepayment activity as fewer homeowners refinanced their existing mortgages. Strong foreign demand helped boost GNMA prices broadly. The fund produced a lower return than its benchmark, primarily due to weakness among adjustable-rate and lower-coupon mortgages, as well as credit-rating downgrades of some of the fund's commercial holdings.

What is the fund's investment approach?

The fund seeks to maximize total return consisting of capital appreciation and current income. The fund invests primarily in Government National Mortgage Association ("Ginnie Mae" or "GNMA") securities. The fund may also invest in U.S. Treasury securities, asset-backed securities and other privately issued mortgage-backed securities.

What other factors influenced the fund's performance?

The fund was primarily influenced by a recovering economy, higher short-term interest rates, persistently low inflation and a steep decline in prepayment activity among homeowners. In fact, stronger economic growth and intensified inflation concerns in the spring of 2004 led to a sharp correction in most sectors of the U.S. bond market, which occurred in advance of the Federal Reserve Board's first move toward higher interest rates in more than four years. However, mortgage-backed securities fared better than other types of interest-sensitive fixed-income securities, primarily because higher mortgage rates tend to suppress prepayment activity, which had reached record levels in 2003.

Mortgage-backed securities continued to perform relatively well even after investors' inflation concerns eased and long-term bond yields moderated amid rising short-term interest rates in the summer and fall, apparently because most homeowners who intended to refinance their mortgages already had done so. In addition, prices of mortgage-backed securities issued by U.S. government agencies were supported by strong demand from foreign investors, principally governments of countries in Asia.

Early in the year, with mortgage rates near historically low levels, we emphasized mortgage-backed securities that we believed would be relatively resistant to prepayment activity, including commercial mortgages, asset-backed securities and certain types of collateralized mortgage obligations. We also invested in bonds from pools of mortgages with relatively low loan balances and securities backed by mortgages from single states, such as Florida, New York and Texas, where taxes and fees create relatively high barriers to refinancing activity. Later, as interest rates began to rise, we shifted our focus to securities that historically have tended to fare better in such environments, including shorter-term, higher-coupon pass-through securities.

At times during the year, we enhanced the fund's return during periods of market volatility by shifting a portion of the fund's assets between GNMA securities and U.S. Treasury securities. The fund's underperformance can be attributed principally to its relatively heavy exposure to adjustable-rate mortgages, which lagged "generic" GNMAs during the reporting period's second half when interest rates rose.

What is the fund's current strategy?

Effective January 31, 2005, Marc Seidner became primary portfolio manager of the fund. Robert Bayston was appointed as an additional portfolio manager. Mr. Seidner also is the Director of Active Core Strategies, responsible for the development, implementation and execution of investment strategy for all core fixed-income portfolios managed by Standish Mellon Asset Management, LLC — an affiliate of Dreyfus. Mr. Bayston also is a Portfolio Manager for the TIPS strategy and a Derivatives Trader for Standish Mellon. Each manages the fund under a dual-employee relationship with Dreyfus, using the proprietary investment processes of Standish Mellon, and will manage the fund accordingly.

February 1, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Performance figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders would be given at least 90 days' prior notice if Dreyfus were to terminate or modify it. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers GNMA Index (unhedged) is an unmanaged, total return performance benchmark for the GNMA market consisting of 15- and 30-year fixed-rate securities backed by mortgage pools of the Government National Mortgage Association.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus BASIC U.S. Mortgage Securities Fund and the Lehman Brothers GNMA Index

Average Annual Total Returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Fund	**2.81%**	**6.74%**	**7.16%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus BASIC U.S. Mortgage Securities Fund on 12/31/94 to a $10,000 investment made in the Lehman Brothers GNMA Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is an unmanaged, unhedged total return performance benchmark for the GNMA market, consisting of 15- and 30-year fixed-rate GNMA securities backed by mortgage pools of the Government National Mortgage Association. All issues have at least one year to maturity and an outstanding par value of at least $100 million. The Index does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC U.S. Mortgage Securities Fund from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.30
Ending value (after expenses)	$1,022.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.30
Ending value (after expenses)	$1,021.87

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Bonds and Notes—124.4%	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed—101.3%		
Government National Mortgage Association I:		
5%	29,423,000 a	29,423,000
5%, 1/15/2034	1,175,401	1,177,235
5.5%, 5/15/2033-4/15/2034	58,152,893	59,493,631
5.5%, Ser. 2004-39, Cl. LC, 12/20/2029	5,055,000	5,232,780
6%	40,791,000 a	42,269,674
6%, 2/15/2026-9/15/2034	36,552,946	37,925,457
6.5%, 10/15/2010-6/15/2032	827,148	871,989
7%, 1/15/2024-2/15/2024	176,654	188,688
7.5%, 12/15/2023	30,534	33,043
8%, 4/15/2008-12/15/2022	943,139	1,014,781
8.5%, 11/15/2019-3/15/2022	126,370	139,192
9%, 11/15/2019-11/15/2022	33,249	37,390
9.5%, 9/15/2019-10/15/2020	16,856	19,014
Project Loans:		
6.375%, 10/15/2033	3,031,044	3,179,747
6.625%, 3/15/2029	573,373	603,475
Stripped Securities, Interest Only Class:		
Ser. 2002-88, Cl. GI, 5.5%, 6/20/2031	5,448,736 b	639,617
Ser. 2003-62, Cl. GI, 5%, 4/20/2025	4,132,943 b	275,961
		182,524,674
Government National Mortgage Association II:		
3.375%, 4/20/2030	859,296 c	875,657
3.5%,7/20/2030-8/20/2030	461,755 c	470,756
5.5%	33,600,000 a	34,240,500
6.5%, 6/20/2031-7/20/2031	1,602,161	1,684,768
7%, 12/20/2027-8/20/2031	2,691,168	2,853,864
9%, 1/20/2020-7/20/2025	65,149	72,867
9.5%, 9/20/2021-12/20/2021	29,276	32,971
		40,231,383
Federal Home Loan Mortgage Corp.		
Stripped Securities, Interest Only Class:		
Ser. 1916, Cl. PI, 7%, 12/15/2011	91,697 b	8,083
Ser. 1987, Cl. PI, 7%, 9/15/2012	143,230 b	17,003
Ser. 2167, Cl. AM, 7%, 11/15/2015	111,791 b	1,305
Ser. 2520, Cl. PI, 5.5%, 1/15/2026	3,075,790 b	112,762
Ser. 2574, Cl. IB, 5.5%, 5/15/2026	4,680,469 b	372,331
Ser. 2581, Cl. IC, 5.5%, 6/15/2019	9,134,000 b	365,675
Ser. 2621, Cl. IO, 5%, 1/15/2026	2,551,762 b	278,851
Ser. 2627, Cl. UI, 5%, 7/15/2023	1,653,123 b	141,453
Ser. 2630, Cl. IK, 4.5%, 12/15/2008	6,315,226 b	172,814
Ser. 2632, Cl. IB, 5%, 6/15/2026	3,404,800 b	637,460

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Federal Home Loan Mortgage Corp.		
Stripped Securities, Interest Only Class (continued):		
Ser. 2638, Cl. IN, 5%, 1/15/2019	2,013,600 b	191,280
Ser. 2645, Cl. ID, 5%, 12/15/2031	6,471,625 b	2,060,919
Ser. 2645, Cl. IW, 5%, 7/15/2026	7,031,897 b	795,500
Ser. 2750, Cl. IG, 5%, 12/15/2022	7,875,200 b	792,794
Ser. 2764, Cl. IQ, 5%, 1/15/2022	3,000,000 b	292,673
		6,240,903
Federal Housing Administration, Project Loans,		
7.2%, 2/1/2033	1,067,350	**1,076,690**
Federal National Mortgage Association:		
5%, 1/1/2018-5/1/2018	1,007,300	1,024,699
5.5%, Ser. 2002-55, Cl. GD, 11/25/2015	435,658	439,096
6%, 8/1/2034-9/1/2034	2,927,864	3,030,162
Stripped Securities, Interest Only Class:		
Ser. 1997-74, Cl. PK, 7%, 11/18/2027	440,914 b	81,271
Ser. 2002-76, Cl. PI, 5.5%, 12/25/2025	2,891,228 b	91,555
Ser. 2003-8, Cl. PI, 5.5%, 10/25/2021	2,430,187 b	148,285
		4,815,068
Total U.S. Government Agencies/ Mortgage-Backed		**234,888,718**
Asset-Backed Ctfs.-Home Equity—2.8%		
Conseco Finance, Ser. 2001-D, Cl. A4, 5.53%, 2032	673,626	688,135
Equivantage Home Equity Loan Trust, Ser. 1996-2, Cl. A4, 8.05%, 2027	1,787,649	1,785,866
Long Beach Asset, Ser. 2004-6, Cl. N1, 4.5%, 2034	1,086,650 d	1,087,669
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2, 4.15%, 2035	2,465,000	2,462,580
The Money Store Home Equity Trust, Ser. 1998-B, Cl. AF8, 6.11%, 2010	460,397	461,005
		6,485,255
Commercial Mortgage Pass-Through Ctfs.—9.0%		
Banc of America Structured Notes, Ser. 2002-1A, Cl. A, 5.33%, 2014	4,500,000 c,d	4,398,047
COMM, Ser. 2001-FL5A, Cl. G, 2.953%, 2013	7,000,000 c,d	5,281,843

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)		
CS First Boston Mortgage Securities,		
Ser. 1998-C1, Cl. A1A, 6.26%, 2040	1,075,829	1,092,891
Wachovia Bank Commercial Mortgage Trust:		
Ser. 2002-WHL, Cl. L, 5.403%, 2015	7,300,000 c,d	7,178,117
Ser. 2003-WHL2, Cl. K, 4%, 2013	3,000,000 c,d	2,991,827
		20,942,725
Residential Mortgage Pass-Through Ctfs.–8.9%		
Bank of America Mortgage Securities:		
Ser. 2003-8, Cl. 3B3, 5.5%, 2033	492,279	470,266
Ser. 2004-1, Cl. 3B3, 5%, 2019	124,517	120,644
Ser. 2004-3, Cl. 3B3, 4.875%, 2019	191,124	181,957
Countrywide Alternative Loan Trust,		
Ser. 2004-7T1, Cl. A1, 5.75%, 2034	4,151,398	4,237,570
Countrywide Home Loans,		
Ser. 2002-19, Cl. B1, 5.948%, 2032	943,883	974,907
First Horizon Alternative Mortgage Securities,		
Ser. 2004-FA1, Cl. 1A1, 6.25%, 2034	4,693,287	4,866,757
GMAC Mortgage Corporation Loan Trust,		
Ser. 2004-J1, Cl. M3, 5.5%, 2034	1,190,868	1,140,121
GSR Mortgage Loan Trust,		
Ser. 2004-12, Cl. 2A2, 3.554%, 2034	4,129,119 c	4,099,441
Nomura Asset Acceptance,		
Ser. 2004-AP3, Cl. A3, 4.423%, 2034	2,461,000	2,428,507
Ocwen Residential MBS,		
Ser. 1998-R1, Cl. B1, 7%, 2040	347,876 d	360,823
PNC Mortgage Securities,		
Ser. 1999-9, Cl. 1B3, 7%, 2029	719,241	744,990
Residential Asset Securitization Trust:		
Ser. 2003-A8, Cl. B3, 4.75%, 2018	752,304	705,021
Ser. 2003-A12, Cl. B3, 5%, 2018	315,047	305,249
		20,636,253
U.S. Government–2.4%		
U.S. Treasury Notes:		
1.625%, 1/31/2005	314,000 e	314,049
3.5%, 8/15/2009	225,000 e	224,453
4.25%, 8/15/2014	5,070,000	5,082,878
		5,621,380
Total Bonds and Notes		
(cost $292,338,874)		**288,574,331**

Other Investments—6.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $15,575,000)	15,575,000 [f]	**15,575,000**
Total Investments		
(cost $307,913,874)	**131.1%**	**304,149,331**
Liabilities, Less Cash and Receivables	**(31.1%)**	**(72,128,992)**
Net Assets	**100.0%**	**232,020,339**

[a] *Purchased on a forward commitment basis.*
[b] *Notional face amount shown.*
[c] *Variable rate security—interest rate subject to periodic change.*
[d] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At December 31, 2004, these securities amounted to $21,298,326 or 9.2% of net assets.*
[e] *Held by a broker as collateral for open financial futures positions.*
[f] *Investment in affiliated money market mutual fund.*

Portfolio Summary [†]

	Value (%)		Value (%)
U.S. Government/Agency Securities	103.7	Futures Contracts	.2
Mortgage/Asset-Backed	20.7		
Money Market Investments	6.7		**131.3**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2004

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 12/31/2004 ($)
Financial Futures Long				
U.S. Treasury 30 Year Bonds	98	11,025,000	March 2005	218,969
U.S. Treasury 5 Year Notes	175	19,167,969	March 2005	125,781
U.S. Treasury 10 Year Notes	9	1,007,438	March 2005	8,367
Financial Futures Short				
U.S. Treasury 2 Year Notes	5	1,047,969	March 2005	(78)
				353,039

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
Unaffiliated issuers	292,338,874	288,574,331
Affiliated issuers	15,575,000	15,575,000
Cash		1,735,506
Receivable for investment securities sold		32,903,237
Paydowns receivable		2,102,693
Interest receivable		1,564,917
Receivable for futures variation margin–Note 4		99,797
Receivable for shares of Beneficial Interest subscribed		8,624
Prepaid expenses		7,498
		342,571,603
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		131,947
Payable for investment securities purchased		109,057,428
Payable for shares of Beneficial Interest redeemed		1,253,446
Accrued expenses		108,443
		110,551,264
Net Assets ($)		**232,020,339**
Composition of Net Assets ($):		
Paid-in capital		236,820,028
Accumulated undistributed investment income–net		70,973
Accumulated net realized gain (loss) on investments		(1,459,158)
Accumulated net unrealized appreciation (depreciation) on investments (including $353,039 net unrealized appreciation on financial futures)		(3,411,504)
Net Assets ($)		**232,020,339**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		15,433,557
Net Asset Value, offering and redemption price per share ($)		**15.03**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Interest	11,908,924
Dividends;	
Affiliated issuers	71,374
Income from securities lending	689
Total Income	**11,980,987**
Expenses:	
Management fee–Note 3(a)	1,480,126
Shareholder servicing costs–Note 3(b)	224,198
Professional fees	72,299
Custodian fees–Note 3(b)	63,168
Trustees' fees and expenses–Note 3(c)	49,546
Registration fees	37,439
Interest expense–Note 5	25,242
Prospectus and shareholders' reports	21,076
Miscellaneous	31,410
Total Expenses	**2,004,504**
Less–reduction in management fee due to undertaking–Note 3(a)	(375,828)
Net Expenses	**1,628,676**
Investment Income–Net	**10,352,311**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	3,493,197
Net realized gain (loss) on financial futures	(3,500,746)
Net realized gain (loss) on options transactions	(15,826)
Net Realized Gain (Loss)	**(23,375)**

Net unrealized appreciation (depreciation)
  on investments (including $422,367 net
  unrealized appreciation on financial futures)
	(3,501,755)

Net Realized and Unrealized Gain (Loss) on Investments	**(3,525,130)**
Net Increase in Net Assets Resulting from Operations	**6,827,181**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income–net	10,352,311	9,389,889
Net realized gain (loss) on investments	(23,375)	3,750,721
Net unrealized appreciation (depreciation) on investments	(3,501,755)	(3,813,371)
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,827,181**	**9,327,239**
Dividends to Shareholders from ($):		
Investment income–net	(11,515,666)	(10,600,537)
Net realized gain on investments	(2,519,769)	(1,702,214)
Total Dividends	**(14,035,435)**	**(12,302,751)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	25,900,358	52,131,473
Dividends reinvested	12,412,302	10,917,057
Cost of shares redeemed	(58,346,039)	(73,265,993)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(20,033,379)**	**(10,217,463)**
Total Increase (Decrease) in Net Assets	**(27,241,633)**	**(13,192,975)**
Net Assets ($):		
Beginning of Period	259,261,972	272,454,947
End of Period	**232,020,339**	**259,261,972**
Undistributed investment income–net	70,973	–
Capital Share Transactions (Shares):		
Shares sold	1,694,325	3,356,032
Shares issued for dividends reinvested	815,538	705,401
Shares redeemed	(3,834,068)	(4,746,426)
Net Increase (Decrease) in Shares Outstanding	**(1,324,205)**	**(684,993)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2004	2003	2002	2001[a]	2000
Per Share Data ($):					
Net asset value, beginning of period	15.47	15.62	15.25	14.97	14.39
Investment Operations:					
Investment income—net	.64[b]	.53[b]	.63[b]	.85[b]	.92
Net realized and unrealized gain (loss) on investments	(.22)	.01	.70	.30	.57
Total from Investment Operations	.42	.54	1.33	1.15	1.49
Distributions:					
Dividends from investment income—net	(.71)	(.60)	(.68)	(.87)	(.91)
Dividends from net realized gain on investments	(.15)	(.09)	(.28)	–	–
Total Distributions	(.86)	(.69)	(.96)	(.87)	(.91)
Net asset value, end of period	15.03	15.47	15.62	15.25	14.97
Total Return (%)	2.81	3.54	8.87	7.70	11.01
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.81	.84	.82	.87	.99
Ratio of net expenses to average net assets	.66	.68	.65	.65	.66
Ratio of net investment income to average net assets	4.20	3.40	4.06	5.62	6.31
Portfolio Turnover Rate	538.15[c]	558.50[c]	557.74	568.70	666.82
Net Assets, end of period ($ x 1,000)	232,020	259,262	272,455	160,347	121,654

[a] As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by less than $.01 and decrease the ratio of net investment income to average net assets from 5.66% to 5.62%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

[c] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003 were 254.55% and 136.96%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC U.S. Mortgage Securities Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective seeks to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $70,973, accumulated capital losses $817,973 and unrealized depreciation $3,769,682. In addition, the fund had $283,007 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $14,035,435 and $12,207,871 and long-term capital gains $0 and $94,880, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for paydown gains and losses on mortgage-backed securities, the fund increased accumulated undistributed investment income-net by $1,234,328, decreased accumulated net realized gain (loss) on investments by $1,443,079 and increased paid-in capital by $208,751. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken until such time as they give shareholders at least 90 days' notice to the contrary, if the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, but including the management fee, exceed an annual rate of .65 of 1% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $375,828 during the period ended December 31, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2004, the fund was charged $104,373 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2004, the fund was charged $96,286 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2004, the fund was charged $63,168 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $118,977, custodian fees $11,991 and transfer agency per account fees $15,832, which are offset against an expense reimbursement currently in effect in the amount of $14,853.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended December 31, 2004, amounted to $1,791,610,962 and $1,868,184,363, respectively, of which $944,143,380 in purchases and $947,314,531 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2004, are set forth in the Statement of Financial Futures.

The fund may purchase or sell securities on a forward commitment basis. The price of the underlying securities is fixed at the time the transaction is negotiated and settlement may take place a month or more after that date. With respect to purchase commitments, the fund will identify securities as segregated in its records with a value at least equal to the amount of its commitments. Losses may arise due to changes in the market value of the underlying securities, if the counterparty does not meet the terms of the settlement agreement, or if the issuer does not issue the securities due to political, economic, or other factors.

At December 31, 2004, the cost of investments for federal income tax purposes was $307,914,717; accordingly, accumulated net unrealized depreciation on investments was $3,765,386, consisting of $1,804,179 gross unrealized appreciation and $5,569,565 gross unrealized depreciation.

NOTE 5—Reverse Repurchase Agreements:

The fund may enter into reverse repurchase agreements with banks, brokers or dealers. This form of borrowing involves the transfer by the fund of an underlying debt instrument in return for cash proceeds based on a percentage of value of the security. The fund retains the right to receive interest and principal payments on the security. At an agreed upon future date, the fund repurchases the security at principal plus accrued interest. Reverse repurchase agreements may subject the fund to interest rate risk and counterparty credit risk.

The average daily amount outstanding during the period ended December 31, 2004 was approximately $2,333,500, with a related weighted average annualized interest rate of 1.08%. At December 31, 2004, there were no reverse repurchase agreements outstanding.

NOTE 6—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and

November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus BASIC U.S. Mortgage Securities Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC U.S. Mortgage Securities Fund, including the statements of investments and financial futures, as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC U.S. Mortgage Securities Fund at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 11, 2005

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

Gordon J. Davis (63)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner of the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

————————

David P. Feldman (65)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

————————

Lynn Martin (65)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Member of the Council of Foreign Relations

No. of Portfolios for which Board Member Serves: 10

Daniel Rose (75)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 21

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Philip L. Toia (71)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 10

————————

Sander Vanocur (76)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 21

————————

Anne Wexler (74)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 29

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Eugene McCarthy, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus BASIC
U.S. Mortgage
Securities Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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